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                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                  Commission File No.  000-27901

                                                                    Tritel, Inc.
                                                  Commission File No.  000-28435



On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


THE FOLLOWING IS A PRESS RELEASE DATED MARCH 17, 2000 ANNOUNCING THAT TELECORP PCS AND AT&T WILL ACQUIRE INDUSTRAR DIGITAL PCS.


For Immediate Release


              TeleCorp PCS, Inc. and AT&T Announce a Joint Venture
                        to Acquire Industar Digital PCS


Arlington, VA and Redmond, WA - March 17, 2000 - Affiliates of TeleCorp PCS, Inc. (NASDAQ NM: TLCP) and AT&T (NYSE: T) today announced that they will acquire Industar Digital PCS. Terms of the deal were not disclosed.

Industar Digital PCS has a 30 MHz license to serve 1.9 million people in Wisconsin, including Milwaukee, one of the nation's top twenty markets. TeleCorp will build and operate the new digital network in Milwaukee and its seven county surrounding area. The network will be based on the TDMA IS-136 standard and become a part on the AT&T Wireless Network.

"With our recent Tritel merger announcement, and the separate AT&T Wireless Services' property swap, which includes markets in Iowa and Wisconsin, the Industar addition will establish a strong anchor in the northern tip of our expanding, contiguous footprint," said Gerald T. Vento, chairman and CEO of TeleCorp PCS, Inc. "I look forward to launching service in this valuable and deserving market."
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"This transaction allows AT&T to further expand its nationwide footprint to provide the highest quality service and features to customers," said John Zeglis, chairman and CEO of AT&T Wireless. "This also demonstrates how we're leveraging AT&T's capital and marketing capabilities through affiliates."

Kailas Rao, Industar's founder, has agreed to lead the effort. "My objective has been to deliver the best wireless service to Milwaukee," said Rao. "The AT&T Wireless Network coupled with the proven expertise and skill of TeleCorp PCS are an unbeatable combination."

Rao will become the chairman of the new market. The closing of the deal is expected in the second half of 2000, as it is subject to regulatory approval and other conditions.

TeleCorp is AT&T Wireless Services' largest affiliate with licenses to serve approximately 16.7 million people.

                                   #   #   #

A joint proxy statement/prospectus will be filed by TeleCorp PCS, Inc. ("TeleCorp") and Tritel, Inc. ("Tritel") with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp and Tritel with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, MS 39201, Attention: Shareholder Relations, telephone: (601) 914-8000.

EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM TELECORP SHAREHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE COMMISSION BY TELECORP PCS, INC. ON MARCH 10, 2000.


Contacts:

Russell Wilkerson                       Dave Caouette
TeleCorp PCS, Inc.                      AT&T
703-625-2069 (PCS)                      908-221-6382
703-236-1292 (office)                   caouette@att.com
rwilkerson@telecorp1.com                ------------------